Exhibit 99.6

YourLink Subscriber Base Grows 44%, Major
Expansion Opportunity Apparent from SWP Takeover
of Agricore

VICTORIA, BRITISH COLUMBIA – (May 22, 2007) – YourLink Inc., the Saskatchewan based subsidiary Internet service provision company of Vecima Networks Inc. (TSX:VCM), is pleased to report strong growth in its wireless customer base with 6,577 subscribers at March 31, 2007, an increase of 44% from 4,572 subscribers a year earlier.

The growth can be primarily attributed to the establishment of a long-term strategic relationship announced in September 2006 between Vecima and Saskatchewan Wheat Pool Inc. (“the Pool”) to expand high-speed technology to the Pool, its farm customers and communities throughout the Province of Saskatchewan. As part of the 7-year agreement which extended YourLink’s wireless network coverage to over 100 of the Pool’s grain marketing and agri-product centres across Saskatchewan, many of the Pool’s sites have become high-speed wireless access points that additionally provide service to nearby farms and small communities within range of the Pool’s locations.

Proud to play a contributing role in the economic development of rural Saskatchewan, YourLink’s wireless network expands its broadband Internet service coverage area in Saskatchewan beyond the areas already covered by its extensive tower network with the addition of the Pool’s locations. Many of the additional rural areas covered provide high-speed Internet access for the first time as the regions are situated beyond the reach of traditional cable or telco DSL service.

“The natural fit of using the Pool’s grain towers as access points has proven to be a very successful project that benefits YourLink, the Pool, and the residents and businesses of rural Saskatchewan,” said Vecima Chairman and Chief Executive Officer Dr. Surinder Kumar. “We are very encouraged by the opportunity to provide similar services at the Pool’s newly acquired locations in Alberta and Manitoba resulting from its takeover of Agricore.”

Additionally, YourLink plans to deploy Vecima’s new high-performance WiMAX product in regional Saskatchewan cities to provide surrounding businesses and residents with advanced data services that were previously only available in large urban centres.

About YourLink

YourLink Inc. provides innovative high-speed wireless Internet solutions and cable television services to residential and business subscribers across Canada. Headquartered in Saskatoon,

YourLink Inc. is a wholly–owned subsidiary of Vecima Networks Inc. (TSX:VCM). YourLink was formed in 2003 to deploy Saskatchewan designed and manufactured equipment from Vecima. YourLink provides wireless Internet services in Saskatchewan and Alberta, and Cable Television services in Saskatchewan and British Columbia.

YourLink’s wireless network provides broadband Internet service to rural areas and small communities outside the range of traditional cable or telco DSL service. Prior to the introduction of broadband wireless, many rural residents could only access the Internet through dial-up telephone lines. Internet service via traditional cable is generally not feasible in sparsely populated regions, and satellite services have too much delay for many Internet applications. YourLink’s wireless broadband service allows subscribers to download Internet content at far greater speeds than dial-up service without interfering with the subscriber’s telephone line.

www.yourlink.ca

About Vecima Networks

Vecima Networks Inc. (TSX:VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fibre to the home and IP video.

www.vecimanetworks.com

Forward-Looking Statements

Certain statements in this news release may constitute forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this news release, such statements are generally identified by the use of such words as “may”, “will”, “expect”, “believe”, “plan”, “intend” and other similar terminology. These statements reflect Vecima’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors including, but not limited to, the factors discussed under “Risk Factors” in the Company’s Annual Information Form dated September 27, 2006 available on SEDAR (www.sedar.com), could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

YourLink

306-955-3122

moreinfo@yourlink.ca

Vecima Networks

Alan Brick, Investor Relations Officer

250–881-1982

invest@vecimanetworks.com

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